SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to §240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to §240.13d-2.

Under the Securities Exchange Act of 1934
(Amendment No.   )*

NATIONAL HEALTH INVESTORS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

63633D104
(CUSIP Number)

October 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒   Rule 13d-1(b)

☐   Rule 13d-1(c)

☐   Rule 13d-1(d)

CUSIP No. 63633D104
1	Name of Reporting Persons* National HealthCare Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY:
4	Citizenship or Place of Organization: Delaware
NUMBER OF	5	Sole Voting Power 1,630,642
SHARES BENEFICIALLY OWNED BY	6	Shared Voting Power -0-
EACH REPORTING PERSON	7	Sole Dispositive Power 1,630,642
WITH	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,630,642
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Item	1	(a)	Name of Issuer: National Health Investors, Inc.
Item	1	(b)	Address of Issuer’s Principal Executive Offices: 750 South Church Street, Suite B, Murfreesboro, TN 37130
Item	2	(a)	Name of Person Filing: National HealthCare Corporation (“NHCC”)
Item	2	(b)	Address of Principal Business Office: 100 E. Vine Street, Suite 1400, Murfreesboro, Tennessee 37130
Item	2	(c)	Citizenship: NHCC is a Delaware corporation.
Item	2	(d)	Title of Class of Securities: Common Stock
Item	2	(e)	CUSIP Number: 63633D104
Item	4		Ownership.
			(a) Amount beneficially owned: 1,630,642
			(b) Percent of class: 5.9%
			(c) Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote:  1,630,642

(ii)

Shared power to vote or to direct the vote:  -0-

(iii)

Sole power to dispose or to direct the disposition of:  1,630,642

(iv)

Shared power to dispose or to direct the disposition of:  -0-

Item 10.

Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2008

NATIONAL HEALTHCARE CORPORATION

By: /s/ John K. Lines
Title: Sr. V.P. & General Counsel